Exhibit 99.6

AVRICORE HEALTH ANNOUNCES RETURN OF HEALTHTAB™ FOUNDER TO COMMUNICATIONS AND MARKETING ROLE

The Company welcomes the return of Will Seccombe, co-creator of HealthTab™, as he takes on the Company’s communications strategies to support the next growth phase.

VANCOUVER, BRITISH COLUMBIA – March 26, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) Avricore Health is pleased to announce the return of HealthTab Co-Founder, Will Seccombe, in the role of Communications Advisor.

Will brings over 18 years of experience in the field with some of the most well-known ad agencies in Canada, where he has crafted breakthrough campaigns and developed enduring brand platforms in both healthcare and consumer spaces. He is known for creating strategic messaging and design systems that align with corporate values and resonate with all stakeholders.

“Will brings a deep understanding of the HealthTab product and is committed to its long-term success as a tool for tackling chronic disease,” said CEO, Hector Bremner. “We look forward to having his insight and expertise as we move into our next chapter of growth.”

As part of his responsibilities, Will directs brand messaging for HealthTab™ and supports the development of tailored in-store communications, along with digital marketing assets. Additionally, his role will ensure investor marketing initiatives define the Company’s investment value and reach in audience.

The Company announces that pursuant to the Company’s stock option plan and the policies of the TSX Venture Exchange, it has granted 1,800,000 stock options to purchase common shares (“Shares”) of the Company at a price of $0.25 per Share for a period of five years to certain consultants, directors, and officers of the Company. 200,000 consultant options vest 50% after six months with the balance vesting quarterly thereafter. The remaining options vest on the date of grant.

The Company further announces that the 2.1 million options announced on February 12, 2021 have not been granted or issued.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™ test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

Typically, HealthTab™ utilizes the Piccolo Xpress, an Abaxis Global Diagnostics chemistry analyzer, however, the system is designed to interface with other devices and third-party applications.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.